
RenewaBlox
https://wefunder.com/renewablox/

INVEST IN **RENEWABLOX**

Monetizing wasted energy

renewablox.com Delaware, OH

Highlights

1. A turnkey solution that solves a global multibillion problem for wasted or stranded renewable energy
2. Wholly owned and "sold as a service" projects in solar & methane already underway in USA and UK
3. 160 acres of land secured by option for solar deployment in USA for first owner-operator project
4. Proven in solar: team has 14 year track record in delivering over $500m of other solar projects

5 Proven in Bitcoin Mining: Combined 12 years experience of designing & managing mining projects

6 Funding: Development budget of $220,000 via Joint Venture (JV) partners provisionally agreed

7 Low Risk: Unique, diversified revenue model with solar income guaranteed at US Federal & State level

8 Enormous currently unaddressed global market - decades of potential growth ahead

Featured Investors



Jim Menard
Syndicate Lead

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Invested $9,000

Jim Menard, President of Dwell Homes, Inc.

"As an experienced professional in land acquisition and development, I'm thrilled to align myself with RenewaBlox, a company that has affiliated itself well with the renewable energy revolution. RenewaBlox's unique blend of community solar projects and solar-powered Bitcoin mining resonates with me through their land acquisition and entitlement approach that creates a strong value-add environment, maximizing their opportunities. This isn't just about generating energy; it's about innovating and maximizing financial opportunities in a burgeoning digital economy.

RenewaBlox's dual-focus strategy is providing nearby communities access to renewable energy through Community Solar projects and strategically incorporating Bitcoin mining to maximize the energy generation and usage of the land. RenewaBlox is committed to a future where sustainability and profitability go hand in hand. I am excited to be a part of RenewaBlox's investor base and to have the opportunity to engage with them in their endeavors."



Tron Black

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Invested $5,000

Tron Black is a crypto developer, entrepreneur and founder of two startups which were sold to publicly traded companies.

"He helped build some of the systems that tZERO uses for their securities trading...

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Our Team



Callum Wheeler Co- Chief Executive Officer (Co-CEO)

5 years' experience in Bitcoin mining. Serial entrepreneur and innovator, pioneer of the prototype for a solar-powered iPad case in 2012. Passion & expertise for renewable energy projects and Bitcoin mining's potential to accelerate the energy transition



Jake Menard Chief Financial Officer (CFO)

4 years experience in custom residential construction & land development in Illinois. 5 years Bitcoin experience. Specializes in company & financial operations. Expertise in managing code compliance with governing jurisdictions.



Jason Deane Co- Chief Executive Officer (Co-CEO)

Entrepreneur with 25+ years of experience building companies. 6+ years in Bitcoin mining, from hobbyist to large scale operations. Well known in the industry and "go to" expert for main stream media for macroeconomic and Bitcoin commentary.

Billions of dollars of energy produced globally is wasted or stranded.

Renewablox is turning this into useful, profitable energy.

It surprises many people to learn that the human race has *access to far more energy that we could ever hope to use.**

That's not just for the people on the planet right now, but for all the generations that follow ***and*** the energy demands ***they*** will have.

Even better, we have used our latest inventions and technology of the last two decades to solve problems around collecting, producing and distributing this energy. Our global transition to newer, cleaner and more efficient energy sources such as solar, wind, tidal, geothermal, anaerobic digestion and others, is well and truly underway.

We still have a long way to go and the journey is complicated. Legacy national grid systems were designed for centralized stable power sources and ***not*** decentralized variable power sources, so the engineering challenges for

transition are not only real and immense, they exist in similar forms all over the world.

This often leads to significant delays in grid connection, deliberate curtailment of power production in one grid area (often while there are shortages in another) or, worse, deliberate "earthing" (ie wasting by getting rid of) excess power that has been produced but has no associated demand load OR is simply stranded where it is with no way to be transmitted.

While there is no single study to measure the scale of the problem on a global basis, we do know that it is very, very significant. It also applies to *any* form of renewable power generation and is a consistent issue in many national grid systems.

Traditionally, this cost had been accepted as part of the problem for transition as there was simply no effective way to use this power that was profitable, viable and effective, especially when that power can be variable or intermittent.

That is, until now!

The Renewablox Solution

Renewablox was formed to provide a versatile commercial solution to creating a base load that can absorb this extra power in a viable and efficient way, usually co-located on the power producer's site itself to overcome transmission challenges.

This can be achieved in a number of ways by utilising datacenters as that base load. The most flexible version of available datacenter solutions is that of Bitcoin Mining, an industry the Renewablox team is intimately familiar with.

The Renewablox solution is also universal. It can be applied to *any* source of renewable energy in *any* geographic location on a temporary, semi-permanent or permanent basis and tailored according to the client's preference in terms of ownership and risk level.

It can also be adapted, with additional infrastructure, to mitigate unwanted methane gas production in, for example, land-fill scenarios or the distilling or paper manufacturing industries – an area we're actively exploring now with interested parties.

Whilst we will thoroughly review any project we are approached with, the team's focus is on solar and methane related projects, so let's examine the challenges in both cases to understand the strength of the Renewablox solution.

Utility solar: The same problem everywhere

Utility solar: The same problem everywhere

Solar is, of course, a proven technology and global deployment is accelerating.

In fact, Renewablox itself will be deploying a utility scale solar project on 160 acres of land we have acquired under option with partners in Illinois, USA, in the near future – a venture we call “Project One”. When we do, we ourselves will face the same problem that all would-be solar operators face when building their projects – *getting connected to the grid.*



Typical rural solar set up

Joining the back of the queue – assuming you’re even able to - means *a wait of up to seven years* while the grid infrastructure is surveyed, assessed and upgraded before you can export your power and get paid for it. In fact, in some areas of America, power companies have temporarily stopped accepting connection requests due to the extreme backlog, even while the push for the renewable transformation is bigger than ever.

And it’s not just America. The problem is global as can be seen from news headlines from around the world, a sample of which is included in the attached documents below.

National grids almost everywhere are seeing similar waiting times as older grids, designed as a top-down approach to suit large fossil or nuclear generation from centralized locations, are adapted to accept variable loads from multiple renewable sources in a way that is safe, reliable and efficient.

It’s not an easy task and it’s created a bottleneck that is very, very real.

Not only that, but it wastes energy and prolongs the use of less favorable power sources, such as fossil fuels, and for the would-be renewable energy producer itself, it creates uncertainty, delays projects and can even prevent them from going ahead.

Using the Renewablox solution solves many of these problems.

Methane: Over 80 times worse than CO_2

While most environmental headlines are concerned with the effects of CO_2 production, we actually face a far bigger problem in the form of methane. This gas is considered to be around **eighty times more damaging** to the planet's environment measured over a 20-year period. Methane is produced as a natural by-product and in vast quantities from various sources such as the agricultural and Oil & Gas industries, landfills, distilling, water treatment plants, paper milling and many others.

Fortunately, methane can be used as fuel to generate electricity through purpose built generators which significantly reduces its environmental impact. While it still produces CO_2 when burned, the impact is far less than it would be if it was left to be emitted naturally.

Methane can be "harvested" via Anaerobic Digester (AD) plants. Food and animal waste is collected, processed and broken down at these plants and the methane that would otherwise be lost to the atmosphere is collected and stored in tanks. Then, the gas is sent to generators in a controlled flow to produce power that can be sold to the grid or used onsite.



An Anaerobic Digester Plant producing power

However, like any other power producer, fluctuations in grid demand mean

However, like any other power producer, fluctuations in grid demand mean that generators have to be periodically powered down or even switched off, resulting in reduced efficiency, lost revenues and/or possible back up in the production process, which can't be shut off easily.

The Renewablox solution solves many of the fluctuation issues and problems associated with it and is already in discussions with various operators in the UK with a view to deploying the first site at the end of 2024.

There is also a second – and exciting – application of the Renewablox solution; taking methane direct from the source in industries where it is created as part of the production process, but is entirely unwanted and has to be managed or mitigated by producers.

In these cases, removing methane on a consistent and industrial scale often creates additional economies of scale, both in the production of their primary product, but also in reduction of cost associated with the methane management.

Renewablox is currently exploring several avenues of opportunity along these lines in the UK.

A word on wind and other power sources

The Renewablox solution can be deployed wherever excess or stranded power exists, even in the large scale examples cited at the start of this summary.

It is entirely scalable and can be tailored to each operation in the same way that every operation itself is designed according to resource, financial needs and topographical limitations.

In short, the source does not matter, only that there is sufficient excess or stranded energy to be absorbed and monetized.

Bitcoin Mining: Flexibility with Profitability

A key part of the Renewablox solution is Bitcoin mining - the process by which the global Bitcoin network is secured – and it is a rather unique industry. It's also one that the core officers of Renewablox have significant experience in.

It's highly energy intensive and is most profitable when connected directly to a reliable, cheap power source. However, it is also the only industry in the world where powering up or down entire operations does not affect the capability of the global network in any way, nor does it matter where they are physically located to contribute to that network.

In fact, Bitcoin mining is one of the few technologies that is *completely*

In fact, Bitcoin mining is one of the few technologies that is *completely location agnostic*. This means Bitcoin miners can be placed virtually anywhere, even in the most rural locations.

Further, there is no upper limit to the number of miners that can join the network, it is a simple question of whether it is economically viable to do that based on raw power input, something that can be identified early on in a viability study carried out by Renewablox.

In short, the cheaper the power, the greater the profitability.


blockchain

An example of a remote, semi permanent Bitcoin mining operation, housed in specially converted shipping containers.

Put this all together and you have a perfect solution to absorb power, create a stable baseload *and* generate revenue (and sometimes mitigate extra costs) where it would otherwise be entirely wasted or, worse, wouldn't even exist in the first place.

Like, for example, in a solar operation that is awaiting grid connection. Or where an AD unit is over producing and power cannot be exported to the grid. Or a wind farm that has to curtail due to grid restrictions.

Operators simply install, connect to the internet, and let the machines run, generating Bitcoin at a 100% margin while the excess power is being produced. In the case of solar, they could choose to run while the sun is shining or run 24/7 if they opt to connect to the grid, which is usually much easier to do if you're only looking to draw power, rather than send it as well.

This is ideal for the Bitcoin mining operator as overnight rates are often very cheap (sometimes even negative), solving an overnight excess power problem from the local energy utility at the same time. This is why mining operations are now often used to stabilize power usage on national or regional grids,

balancing out the fluctuations often associated with renewable energy.

So, problem solved, right?

Well, *almost*.

Putting it all together with Renewablox

Bitcoin mining is easy on paper and, even in practice, it is generally quite simple to build a small, home based or hobby system and maybe generate a little extra revenue with just a little money and knowledge.

But an efficient large-scale solution requires significant capital, expertise and at least some on site presence, creating issues in all those categories that solar operators either don't know how to overcome or simply have no interest in resolving. After all, they are energy producers, not Bitcoin miners.

What these operators need is a turnkey solution that can be tailored to their particular circumstances and modelled in detail, right from design stage if necessary, so that revenue streams are clear, calculable and provable. Accurate viability studies and financial models are complex and require a specific skillset that is fairly unique.

Renewablox has the skillset needed to provide these services and, if necessary, access to capital, insurance and expertise; thereby allowing projects to proceed at any stage of development. This can be done on partnership, consultancy or ownership basis according to the requirements and risk appetite of the client.

In the case of deployment where grid connectivity is pending, a detailed assessment of the business model will be made at the point connection is available. The operator will then have the choice to either continue mining on an ongoing basis, or to switch wholly to their previous business model based on the agreements made and objectives set.

In short, it's a simple, proven solution that carries an extremely high degree of flexibility.


Our vision:
To be the gold standard for monetization of wasted or stranded energy, whatever its source.
Our mission:
To help power operators and primary industries generate profits by providing the best "plug and play" solution on the market.


RenewaBlox

So, what does that mean in practical terms?

Specifically, Renewablox plans to generate profits in three ways:

1. Acquiring land under option, developing to NTP (Notice to Proceed) stage and then selling it to a long term holder, usually a solar operator *(Example: "Project One", now in progress)*
2. Developing, constructing and operating utility-scale solar projects and building co-located Bitcoin mining operations whilst waiting for grid interconnection *(Example: "Project One", now in progress)*
3. Packaging the service and providing it to other power operators or appropriate industrial applications either through direct ownership, partnership or as a consultancy arrangement *(in progress in the UK)*

Since these projects have a necessarily long lead time due to regulatory and assessment processes, Renewablox plans to actively secure, develop and deploy multiple operations simultaneously, primarily in the US and UK since the core team is located across these jurisdictions. However, Renewablox has been approached by operators, or would-be operators, in other locations and these will be assessed in due course.

Further, to accelerate the plan and secure as much of the total addressable market as possible, Renewablox will draw on key partnerships with appropriate industry leading parties on a project-by-project basis.

Where are we now?

We've already completed two years of research, extensive modelling and ground-work, meaning we've already started!

In fact, the first major project (what we call "Project One") will be deployed in Illinois, USA, where we have secured a ten year option on 160 acres of land with a view to develop four community solar projects for resale and one wholly owned solar array and Bitcoin mining operation that will ultimately be connected to the grid.

This will be our showcase project, developed with partners, demonstrating the viability of the solution in a full, practical sense and providing a positive, and real, reference point for future clients.

Even better, the structure of this development means that only a small amount of initial funding - $700,000 - is required to fund the entire company sufficiently to deliver phase one of this project after which the operation will be entirely self-financing.

be entirely self-financing.

A top line business plan for Project One is included in the attached documents at the bottom of this page.

At the same time, Renewablox is already at the advanced exploration stage with certain methane based projects in the UK, has a list of many more to assess, and has formed several crucial alliances, including with the Bitcoin Policy Institute.

Renewablox aims to be the first company to deliver a large scale methane based project on the UK mainland in late 2024 or early 2025.

Just how big is the market?

In a word, **enormous!**

Not only that, it is almost *entirely unaddressed*.

In fact, there are two areas we are addressing – Stranded power in various forms and Bitcoin mining itself.

Bitcoin Mining is already a global, multi-billion dollar industry with the market size estimated at $1.92Bn in 2022 and expected to reach $7Bn by 2032 at a CAGR of 12.90% between 2023 and 2032. (Source: Precedence Research)

Since Bitcoin mining is entirely open source and has no upper limit on the number of participants, there are no real competitors to any individual miners. You're simply being rewarded for your contribution to the network in a way that is entirely commensurate with your power input. Your profitability is not necessary directly linked to your market share.

But the bottom line is that it all comes down to power cost – the lower it is, the more longevity, resilience and profitability you have. "Free" power (from stranded solar energy for example) guarantees indefinite, profitable production for decades to come, no matter the price of Bitcoin itself or what level the difficulty is.

In short, when you have direct access to power that is generated from your own operation, your ability to mine Bitcoin profitably is assured even in the most adverse conditions.

In terms of stranded or wasted energy, as stated before, there are no published official reports globally due to the difficulties in collecting data. However, it is a well-established issue that varies significantly by operator, and the significant sums that are spent by gird operators gives us some clues to the size of the addressable market.

In our primary markets of the US and the UK for example, we know that approximately **$1.85bn has been spent on wind curtailment** in the latter

between January 2021 and April 2023 and **around $11.6bn between 2020 and 2022 in the former**. This gives us an indication of the sheer scale of the problem.

Solar, of course, is a well-established global industry valued at $186.Bn (2022) and forecasted to grow to $305.85Bn by 2030, according to analysis carried out by **Vantage Market Research**.

We are most interested in a subset of this; *those projects that are in development or in a connection queue.*

And there are lots of them:

- At the end of 2022, 947 GW of solar PV was in US interconnection queues **(Source: PV Tech),** a figure that has likely risen beyond 1 TW in 2023.
- A conservative estimate of the average development fee for solar in the US is $0.15/Watt giving a Total Addressable Market of $20 Billion in development value currently awaiting interconnection.
- Solar projects planned in geographical areas serviced by major grid operators (CAlifornia Independent System Operator) CAISO & Pennsylvania new Jersey Maryland regional transmission organisation (PJM) constitute Renewablox's immediately serviceable market. In these areas, there has been significant impact from long interconnection queues.
- Of the 947 GW solar PV in interconnection queues, 226 GW is situated in CAISO & PJM. (**Source: Berkley Lab**) This gives an estimated **Total Serviceable Market of $4.8 Billion**

Finally, Renewablox is also actively exploring an entirely new market that hasn't previously been addressed before – using methane to power Bitcoin mining. Renewablox's approach here is pragmatic and cautious, assessing each project on a case by case basis as it is identified.

However, it is clear that the opportunity here is significant since, like stranded power itself, there has previously been no use for wasted methane as this usually comes with a geographic limitation that does not apply to Bitcoin mining.

Solar – An additional Important Factor for Project One

Whilst there is clearly a vast addressable market, types of solar projects also play an important part in our own development projects. Many of these have evolved quite recently through benefits now made available in the Inflation Reduction Act that came into force in 2022.

In our case, we are referring to ***Community Solar***.

The idea behind this concept is to provide clean energy to people in the local community who would not normally have access to it. This could be for any number of reasons, such as they might not have access to sufficient roof space, they may live in rented properties where there are restrictions or they simply don't have the knowledge, expertise or money to install it themselves.

This market is also significant, with analysis from **The National Renewable Energy Laboratory** (NREL) (2022) revealing that almost half of US individuals & businesses are unable to host rooftop solar systems.

In fact, Community Solar is the fastest growing segment of the entire US solar industry, going from scattered pilot projects in 2007, to over 5 GW installed capacity by 2022 (Source: Wood Mackenzie, 2023)

The Coalition for Community Solar Access (2023) is targeting 30 GW of installed capacity by 2030, which will give up to 10 million Americans the opportunity to access Community Solar. This is an enormous runway of growth that is left to be captured and Renewablox aims to capitalize on this incentive-driven system over the next few years, especially in geographical areas served by PGM and CAISO.

Renewablox's first deployment – Project One – makes extensive use of the Community Solar tax incentives to generate an attractive return for investors.

In short, Community Solar sits in its own category, with an almost guaranteed acceptance by local regulators and very significant tax credits for delivery for years to come.

In addition, the grid connected element of Project One (the component known as POG1) is eligible for the ComEd power curtailment program, known as VLR (Voluntary Load Reduction), meaning that the company can earn additional revenues by powering down and releasing power back to the local grid in times of high demand. Details on this program are attached below.

Industry experts at the helm





Renewablox CEO Callum Wheeler and CFO Jake Menard on a recent fact finding trip to a solar operation in Costa Rica

While the processes are proven and the technologies being implemented are well developed, putting it all together efficiently and profitably requires significant time input and access to industry leading expertise. Renewablox either has these skills in-house or secures them by partnership on a project by project basis. We did exactly this with Project One.

In that case, it was clear that it would be far more efficient to join forces with a company who has a strong track record in this specific form of Community Solar project delivery to reduce that learning curve and drive profitability earlier. So, we entered into a joint venture with an energy advisory with over 14 years' experience in similar solar project developments including implementation management, financial feasibility analysis and ongoing asset management services. To date, over $500m of these projects have already been successfully delivered by this team.

Meanwhile, the Renewablox core team, consisting of Callum Wheeler, Jake Menard and Jason Deane, will draw on their combined Bitcoin mining experience of twelve years to design, seek capital for and build the on-site mining solution, working with specialist optimising agents for maximum return on investment.





Renewablox COO Jason Deane inspecting his miners in Irkutsk, Siberia in 2021.

The Next Five Years

Over the next five years, Renewablox will simply repeat the same process with new land acquisitions and secure additional clients from operators whose projects are currently stalled in the interconnection queue using Project One as a positive reference point.

At the same time, we will install certain projects in the UK. Currently we estimate that we will deliver one to two projects a year, most likely based around methane gas in some form or another with the first being late 2024 or early 2025.

With Project One already being progressed and projects already in the UK sales funnel, the top line milestone plan for the next five years looks like this:

Expected Top Level 5 Year Project Plan

Name	Status	Designation	Location	Primary	H1 2024	H2 2024	H1 2025	H2 2025	H1 2026	H2 2026	H1 2027	H2 2027	H1 2028	H2 2028
Project One	In progress	CS1	USA	Solar										



Pre-launch CS2 USA Solar
Pre-launch CS3 USA Solar
Pre-launch CS4 USA Solar
Pre-launch PCG1 USA Mining/Solar
Project two Exploratory TBA USA Mining/Solar
Project three Exploratory TBA USA Mining/Solar
Client A Viability study TBA UK Mining/Methane
Client B Exploratory TBA UK Mining/TBA
Client C Yet to start TBA UK Mining/TBA
Development
Sale event
Operational period

For details of Project One phases, please see attached "Project One" Business plan

Forecasted Revenues

Top line forecasted revenues for Project One are approximately **$12m gross profit in solar development fees (net, before tax, expected to be between $8m and $9.2m)** and **another $12.6m gross profit** in Bitcoin Mining activity, delivered within the first five years of operation.

Bitcoin mining revenues were made in a snapshot model in February 2024. Due to the number of variables in mining operations, new models need to produced periodically and updated versions will be released in due course, assessing viability on an ongoing basis.

For the time being, we have elected **to assume zero other revenues** in this timescale since:

1. Project One already provides significant, forecastable returns with an excellent ROI creating sufficient grounds for a strong investment case on its own
2. It is clear from ongoing exploratory work and early discussions with potential clients that each project going forwards will be entirely bespoke, as is, in fact, Project One. Forecasting is extremely difficult under these circumstances and, in our view, may be misleading at this stage.

That said, Renewablox is already actively pursuing new project locations and clients for partnership and we are fully expecting to add new revenue streams and projects before the valuation process at Series A.

Funding the Business – Past, Present and future

To date, the project has been developed at the personal cost of the three officers and our combined, personal investment is in excess of **$85,000**. We definitely have skin in the game and you can be sure we're in it for the long term.

The terms provisionally agreed with our chosen partners for Project One also

gives us access to an **additional $220,000 fund** that we can draw on immediately to start the development process of the first phase of that project. This has allowed us to develop this site without even having to wait for this funding round to complete. That means we're moving forward even as you're reading this!

This crowdfund aims to secure just under $700,000. At first glance, this appears to be an usually small amount for a project of this size, but since Project One is fundamentally self-financing beyond phase one, it is all that is required at this stage. Investors in this round secure equity in all current and future company activities, including Project One.

At an appropriate point in the next 12-24 months, a Series A round will be required to finance the mining deployment on the POG1 phase of Project One. At that time, agents will be appointed to carry out a full valuation and seek investment. When this happens, investors in this early crowdfund will see their SAFEs converted to actual equity.

Of course, Series A *should* generate a valuation that is higher than the early investor valuation cap, meaning that early investors in this round should secure a disproportionately advantageous conversion on their investment. In simple terms, that means a higher proportion of equity than later investors will receive for the same amount of money.

Think of it as a reward for taking on the higher levels of risk associated with early-stage start-ups.

Want to come on the journey with us? Here's what to do next.

This crowdfund uses a well established investment vehicle known as a 'SAFE' (Simple Agreement for Future Equity) on a fixed capital valuation. It is also registered with the SEC and complies with all appropriate regulations that form part of that registration.

Setting it up this way also provides equality for all investors. In other words, this means that even if you only have $100 to invest in this exciting project, you'll still get the same terms as someone who invests $100,000.

That said, if you're an early investor, you can take advantage of a lower valuation cap and secure an even better deal for the future! Please note, however, that the early bird benefits are strictly limited and once the initial level is reached, they will not be available again.

But before you do anything at all, we strongly recommend doing the following:

- Read Wefunder's **comprehensive guide to SAFEs**

- Download and review the additional documents from the links below
- Understand the **risks associated with the project**
- Ask **any questions you like** directly. We'll answer them honestly and publicly.
- OR Book a call with COO Jason Deane **by clicking here.**

Don't forget that all investment levels carry additional perks over the equity itself, so be sure to check out what you'll also receive in return for your investment.

Finally, if you're ready to secure a piece of this incredibly exciting future for yourself, simply click on the big red 'Invest' button to the right and follow the instructions.

We look forward to you joining us on this incredible journey!

Callum, Jake and Jason

**solar alone produces well over 10,000 times our total planetary energy requirement at any one moment, according to calculations made by MIT professor Washington Taylor.*

Downloads

Project One Top Line Business Plan.pdf

Interconnection issues covered in the press - USA, UK, Europe.pdf

ComEd VLR program details.pdf

RenewaBlox MAIN PITCH DECK Feb 2024.pdf